1. Board Resolution to Convene General Shareholders’ Meeting for the Fiscal Year of 2006

On February 15, 2007, the board of directors of Shinhan Financial Group made a resolution to convene the annual general shareholders’ meeting for the fiscal year of 2006 as follows:

1. Date and Time: March 20, 2007, 10 A.M., Seoul time.

2. Venue: Auditorium, 20th floor / Shinhan Bank,

120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea

3. Agenda

1) Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year 2006 (January 1, 2006 ~ December 31, 2006)
2) Appointment of directors (15 directors)
3) Appointment of Audit Committee members (4 members)
4) Approval of director remuneration limit
5) Approval of stock option grant to the executives, division heads, directors and employees of Shinhan Financial Group and its Subsidiaries

2. Cash Dividends

On February 15, 2007, the board of directors of Shinhan Financial Group made a resolution to pay cash dividends for the fiscal year 2006, subject to the shareholders’ approval on March 20, 2007.

Total Dividend Amount

1) Dividend Amount for Common Stock : KRW 336,993,747,300

(KRW 900 per share, 18% of par value and 1.88% of market price of Common Stock)

2) Dividend Amount for Preferred Stock : KRW 55,245,151,039

3) Total Dividend Amount : KRW 392,238,898,339

• The dividend must be approved by the annual general shareholders’ meeting scheduled on March 20, 2007 and the details may be changed during the general shareholders’ meeting.

3. Appointment of Directors

The following is the list of director candidates. The appointment of directors must be approved by the general shareholders’ meeting.

Candidate Name	Term	New Appointment	Outside Director
Eung Chan Ra	3 yrs	-	-
In Ho Lee	2 yrs	-	-
Sang Hoon Shin	1 yr	O	-
Sung Bin Chun	1 yr	O	O

Pyung Joo Kim	1 yr	O	O

Young Woo Kim	1 yr	O	O

Haeng Nam Chung	1 yr	—	O

Young Hoon Choi	1 yr	—	O

Si Jong Kim	1 yr	—	O

Shee Yul Ryoo	1 yr	—	O

Byung Hun Park	1 yr	—	O

Yong Woong Yang	1 yr	—	O

Sang Yoon Lee	1 yr	—	O

Yoon Soo Yoon	1 yr	—	O

Philippe Reynieix	1 yr	—	O

4. Appointment of Audit Committee Members

Among the nominated outside director candidates, Young Woo Kim, Yoon Soo Yoon, Sang Yoon Lee, and Sung Bin Chun were recommended as candidates of audit committee members for 2007 through the resolution of the audit committee meeting. The appointment of audit committee members must be approved at the general shareholders’ meeting scheduled on March 20, 2007.

• Details of Nominated Directors

1. Eung Chan Ra
Date of Birth: November 25, 1938
Current Position: Chairman of Board of Directors, Shinhan Financial Group
Education:
Seonlin Commercial High School, Seoul, Korea
Korea University Executive Business School, Korea
Main Work Experience:
1977 — Director, Jaeil Investment & Finance Corp., Seoul
1999 – President & CEO, Shinhan Bank
2001 — Chairman of the Board of Directors, Shinhan Financial Group

2. In Ho Lee
Date of Birth: November 2, 1943
Current Position: CEO & President, Shinhan Financial Group
Education: BA in Economics, Yonsei University, Seoul, Korea
Main Work Experience:
1999 — President & CEO, Shinhan Bank
2003 — Vice-Chairman, Shinhan Financial Group
2005 – CEO & President, Shinhan Financial Group

3. Sang Hoon Shin (New Candidate)
Date of Birth: July 1, 1948
Current Position: President & CEO, Shinhan Bank
Education:
BA in Business Administration, Sungkyunkwan University , Seoul, Korea
MBA, Yonsei University
Main Work Experience:
1998 – Director, Shinhan Bank
2001 – Senior Executive Vice President, Shinhan Bank
2003 – President & CEO, Shinhan Bank

4. Sung Bin Chun (New Candidate)
Date of Birth: January 21, 1953
Current Position:
Professor of Business Administration, Sogang University
Education:
BA in English Literature, Sogang University, Seoul
Ph.D. in Accounting at Berkley University, USA
Main Work Experience:
1999 — Director, Vice President of Korean Accounting Association
2003 – Director, Business Administration Research Center, Sogang University
2004 – Director, Financial Supervisory Commission

5. Pyung Joo Kim (New Candidate)
Date of Birth: February 6, 1939
Current Position:
Honorary professor, Sogang University
Professor, KDI School of Public Policy and Management
CEO, Korean Investor Education Foundation
Education: Ph.D in Economics, Princeton University, USA
Main Work Experience:
1983 – Dean, College of Commerce, Sogang University
1990 – Dean, Graduate School of Economics and Policies, Sogang University
1999 – Dean, Graduate School of International Studies, Sogang University

6. Young Woo Kim (New Candidate)
Date of Birth: May 1, 1952
Current Position:
CEO of Hanil Electronic
CEO of New Hanil Electronic
Education: BA in Political Economy, Waseda University
Main Work Experience:
1990 – CEO, Hanbaek Precision Co.
2007 – CEO of Hanil Electronic, CEO of New Hanil Electronic

7. Haeng Nam Chung
Date of Birth: March 15, 1941
Current Position: Advisor, Korea Chamber of Commerce & Industry in Japan
Education: Tomishima Middle School
Main Work Experience:
2001 – Chairman, ABIC Group (current)
2001 – Director, Asuka Credit Cooperative (current)
2005 – Advisor, Korea Chamber of Commerce & Industry in Japan (current)

8. Young Hoon Choi
Date of Birth: November 8, 1928
Current Position: Chairman, EISHIN Group
Education: LLB in Law, Ritsumeikan University, Japan
Main Work Experience:
1953 — CEO, New Metro, Japan
1982 – Non Executive Director, Shinhan Bank

9. Si Jong Kim
Date of Birth: April 16, 1937
Current Position:
Standing Advisor, Kanagawa Division, Korean Residents’ Union in Japan (current)
Education: Sigaken Yas High School
Main Work Experience:
1982 – Director, Yokohama Shogin
1987 – Director, Korea Chamber of Office in Kanagawa, Japan
1991 – Vice president, Korean Residents’ Union in Japan

10. Shee Yul Ryoo
Date of Birth: September 6, 1938
Current Position: Advisor, Shin & Kim
Education: LLB, Seoul National University
Main Work Experience:
1997 – President, Korea First Bank
1999 – Chairman, Korea Federation of Banks
2001 – Steering Committee Member, Korea Center for International Finance (current)

11. Byung Hun Park
Date of Birth: September 10, 1928
Current Position: Chairman, Daeseong Precisions Ltd (current)
Education: BA in Economics at Meiji University, Japan (1953)
Main Work Experience
1989 — Chairman, Daeseong Electronics Ltd (current)
1990 — Standing Advisor, HQ of Korean Residents’ Union in Japan (current)
1990 — Honorary Chairman, Overseas Korean Representatives (current)

12. Yong Woong Yang
Date of Birth: August 4, 1948
Current Position: Chairman, Investment Associations for Koreans in Japan
Education: BA, Chosen University, Japan
Main Work Experience:
1990 — CEO, Doen in Japan (current)
2006 – Non-executive Director, Shinhan Financial Group

13. Sang Yoon Lee
Date of Birth: September 13, 1942
Current Position: Representative Director and President, Nongsim Ltd.
Education: BA in Commerce, Seoul National University
Main Work Experience:
1997 — Representative Director & Vice Chairman, Nongsim Ltd.
2001 — Representative Director and President, Nongsim Ltd. (current)
2001 — Non-statutory Vice-Chairman, Korea Food Industry Association (current)

14. Yoon Soo Yoon
Date of Birth: March 5, 1946
Current Position: Chairman & CEO of FILA Korea Ltd.
Education: BA in Political Science & Diplomacy, Korea University of Foreign Studies
Main Work Experience:
1984 — President of Daewoon Trading Co.,
1985 — President of Care Line Corp. (current)
1991 – Non-executive Director, Hanvit Bank

15. Philippe Reynieix
Date of Birth: June 24, 1949
Current Position: CEO & GM for Korea, BNP Paribas, Seoul
Education: Master of Business Law (with award), Paris II University
Main Work Experience:
1994 — Regional Head of Corporate Banking for S.E. Paribas, Singapore
2000 — Chief Operating Officer BNP Paribas, Singapore
2002 — CEO & GM for Korea BNP Paribas, Seoul (current)